Butterfield Reports First Quarter 2023 Results

Financial highlights for the first quarter of 2023:
•Net income and core net income1 of $62.2 million, or $1.24 per share
•Return on average common equity of 28.0% and core return on average tangible common equity1 of 30.5%
•Net interest margin of 2.88%, cost of deposits of 1.10%
•Board declares dividend for the quarter ended March 31, 2023 of $0.44 per share
•First closing of previously announced acquisition of Credit Suisse trust assets

Hamilton, Bermuda - April 24, 2023: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended March 31, 2023.
Net income for the first quarter of 2023 was $62.2 million, or $1.24 per diluted common share, compared to net income of $63.1 million, or $1.26 per diluted common share, for the previous quarter and $44.4 million, or $0.89 per diluted common share, for the first quarter of 2022. Core net income1 for the first quarter of 2023 was $62.2 million, or $1.24 per diluted common share, compared to $63.2 million, or $1.27 per diluted common share, for the previous quarter and $44.7 million, or $0.90 per diluted common share, for the first quarter of 2022.
The return on average common equity for the first quarter of 2023 was 28.0% compared to 31.6% for the previous quarter and 19.7% for the first quarter of 2022. The core return on average tangible common equity1 for the first quarter of 2023 was 30.5%, compared to 34.9% for the previous quarter and 21.9% for the first quarter of 2022. The efficiency ratio for the first quarter of 2023 was 56.0%, compared to 55.7% for the previous quarter and 64.0% for the first quarter of 2022. The core efficiency ratio1 for the first quarter of 2023 was 56.0% compared with 55.6% in the previous quarter and 63.7% for the first quarter of 2022.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "The first quarter of 2023 was a strong start to the year. Butterfield continues to have a highly liquid and well-funded balance sheet with a diverse client base across multiple jurisdictions, sectors, and currencies. We are thoughtful and strategic in our management of the balance sheet and maintain a conservative liquidity and capital posture. With regards to M&A, we are pleased to report the completion of the first closing of the acquisition of trust assets from Credit Suisse, which strengthens our presence in the Singapore market. In this first tranche, we acquired 180 high quality, long-term client relationships. We continue to make progress on closing The Bahamas and the second tranche of Singapore clients, followed by Guernsey in the coming quarters."
Net income was down in the first quarter of 2023 versus the prior quarter primarily due to expected lower non-interest income driven by seasonally higher fees in the previous quarter, coupled with increased interest expenses offset by improved interest income as a result of higher market interest rates.
Net interest income (“NII”) for the first quarter of 2023 was $97.4 million, an increase of $2.8 million, compared with NII of $94.6 million in the previous quarter and up $21.5 million from $75.9 million in the first quarter of 2022. NII continued to increase during the first quarter of 2023 compared to the prior quarter, primarily due to higher margins on loans and treasury assets, which were partially offset by increased deposit costs, particularly in the more
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

competitive Channel Islands markets. Compared to the first quarter of 2022, NII similarly improved due to higher yields on assets, which was partially offset by higher deposit costs.
Net interest margin (“NIM”) for the first quarter of 2023 was 2.88%, an increase of 9 basis points from 2.79% in the previous quarter and up 85 basis points from 2.03% in the first quarter of 2022. NIM in the first quarter of 2023 was higher than the prior quarter and first quarter of 2022 primarily due to improved yields on treasury assets and loans partly offset by increasing deposit costs.
Non-interest income for the first quarter of 2023 of $50.2 million was $4.8 million lower than the $54.9 million earned in the previous quarter and $0.3 million higher than $49.9 million in the first quarter of 2022. Non-interest income during the first quarter of 2023 decreased compared to the prior quarter principally as a result of normalized card services fees relative to seasonal credit and debit card transaction activity in the previous quarter. Non-interest income in the first quarter of 2023 was higher than the first quarter of 2022 due to higher banking and asset management fees, partially offset by lower foreign exchange revenues.
Non-interest expenses were $84.1 million in the first quarter of 2023, compared to $84.7 million in the previous quarter and $82.0 million in the first quarter of 2022. Core non-interest expenses1 of $84.1 million in the first quarter of 2023 were lower than the $84.5 million incurred in the previous quarter, primarily due to lower staff-related expenses from non-recurring severance costs in the prior quarter. Core non-interest expenses1 in the first quarter of 2023 were higher than the $81.6 million incurred in the first quarter of 2022 due to inflationary increases in salaries and benefits.
Period end deposit balances were $12.3 billion, a decrease of 4.6% compared to $13.0 billion at December 31, 2022, primarily due to deposit outflows in the Channel Islands driven by client activation of funds for investment purposes. Average deposits were $12.8 billion in the quarter ended March 31, 2023, compared to $12.5 billion in the fourth quarter of 2022.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on May 22, 2023 to shareholders of record on May 8, 2023. The Bank also recommenced the repurchase of common shares at a modest level, repurchasing 144,929 shares during the quarter.
The current total regulatory capital ratio as at March 31, 2023 was 26.2% as calculated under Basel III, compared to 24.1% as at December 31, 2022. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2023	December 31, 2022	March 31, 2022
Non-interest income	50.2	54.9	49.9
Net interest income before provision for credit losses	97.4	94.6	75.9
Total net revenue before provision for credit losses and other gains (losses)	147.5	149.5	125.8
Provision for credit (losses) recoveries	(0.7)	(1.6)	0.7
Total other gains (losses)	0.1	0.6	0.8
Total net revenue	147.0	148.5	127.3
Non-interest expenses	(84.1)	(84.7)	(82.0)
Total net income before taxes	62.9	63.8	45.3
Income tax benefit (expense)	(0.7)	(0.7)	(1.0)
Net income	62.2	63.1	44.4

Net earnings per share
Basic	1.25	1.27	0.90
Diluted	1.24	1.26	0.89

Per diluted share impact of other non-core items [1]	—	0.01	0.01
Core earnings per share on a fully diluted basis [1]	1.24	1.27	0.90

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	50,131	49,963	49,829

Key financial ratios
Return on common equity	28.0%	31.6%	19.7%
Core return on average tangible common equity [1]	30.5%	34.9%	21.9%
Return on average assets	1.8%	1.8%	1.2%
Net interest margin	2.88%	2.79%	2.03%
Core efficiency ratio [1]	56.0%	55.6%	63.7%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2023	December 31, 2022
Cash and cash equivalents	1,345	2,101
Securities purchased under agreements to resell	171	60
Short-term investments	1,092	884
Investments in securities	5,665	5,727
Loans, net of allowance for credit losses	5,022	5,096
Premises, equipment and computer software, net	149	146
Goodwill and intangibles, net	74	74
Accrued interest and other assets	215	217
Total assets	13,733	14,306

Total deposits	12,348	12,991
Accrued interest and other liabilities	275	278
Long-term debt	172	172
Total liabilities	12,796	13,441
Common shareholders’ equity	937	865
Total shareholders' equity	937	865
Total liabilities and shareholders' equity	13,733	14,306

Key Balance Sheet Ratios:	March 31, 2023	December 31, 2022
Common equity tier 1 capital ratio[1]	22.2%	20.3%
Tier 1 capital ratio[1]	22.2%	20.3%
Total capital ratio[1]	26.2%	24.1%
Leverage ratio[1]	7.2%	6.7%
Risk-Weighted Assets (in $ millions)	4,604	4,843
Risk-Weighted Assets / total assets	33.5%	33.9%
Tangible common equity ratio	6.3%	5.6%
Book value per common share (in $)	18.80	17.42
Tangible book value per share (in $)	17.32	15.92
Non-accrual loans/gross loans	1.1%	1.2%
Non-performing assets/total assets	0.6%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED MARCH 31, 2023 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2022

Net Income
Net income for the quarter ended March 31, 2023 was $62.2 million, down $0.9 million from $63.1 million in the prior quarter.
The $0.9 million change in net income in the quarter ended March 31, 2023 compared to the previous quarter was due principally to the following:
•$2.8 million increase in net interest income before provision for credit losses, driven by the continued impact of higher market interest rates across the yield curve, which was partially offset by higher deposit costs predominantly in the Channel Islands;
•$4.8 million decrease in non-interest income driven by last quarter's seasonally higher consumer spending supporting interchange revenue and resulting higher banking fees, higher trust income driven by both new business and higher activity-based fees and higher foreign exchange income due to higher volumes; and
•$1.4 million decrease in staff-related expenses primarily due to non-recurring severance costs incurred in the prior quarter.

Non-Core Items1
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2023 COMPARED WITH DECEMBER 31, 2022
Total Assets
Total assets of the Bank were $13.7 billion at March 31, 2023, a decrease of $0.6 billion from December 31, 2022. The Bank maintained a highly liquid position at March 31, 2023, with $8.3 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 60.2% of total assets, compared with 61.3% at December 31, 2022.
Loans Receivable
The loan portfolio totaled $5.0 billion at March 31, 2023, which was $0.1 billion lower than December 31, 2022 balances. The decrease was driven primarily by scheduled paydowns in the portfolio.
The allowance for credit losses at March 31, 2023 totaled $25.4 million, an increase of $0.4 million from $25.0 million at December 31, 2022. The movement was driven by an increase in credit card provisions and updated forward-looking economic forecasts and partially offset by net paydowns.
The loan portfolio represented 36.6% of total assets at March 31, 2023 (December 31, 2022: 35.6%), while loans as a percentage of total deposits was 40.7% at March 31, 2023 (December 31, 2022: 39.2%). The increase in both ratios was attributable principally to a decrease in deposit balances at March 31, 2023 driven by some deposit reductions in the Channel Islands.
As of March 31, 2023, the Bank had gross non-accrual loans of $55.5 million, representing 1.1% of total gross loans, a decrease of $7.6 million from $63.1 million, or 1.2% of total loans, at December 31, 2022. The decrease in non-accrual loans was driven by the settlement of a residential mortgage in the Channel Islands and UK segment.
Other real estate owned (“OREO”) increased by $0.4 million from December 31, 2022 to $1.2 million due to the foreclosure of a loan in Bermuda.
Investment in Securities
The investment portfolio was $5.7 billion at March 31, 2023, which was comparatively flat against December 31, 2022 balances. A decrease in total net unrealized losses on the available-for-sale portfolio that is carried at fair value was mostly offset by paydowns in the portfolio which were reinvested into treasury assets.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield increased to 2.12% during the quarter ended March 31, 2023 from 2.03% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio decreased to $191.5 million, compared with total net unrealized losses of $220.2 million at December 31, 2022, as a result of declining long-term US dollar interest rates. No credit losses have been noted as at March 31, 2023.
Deposits
Average deposits were $12.8 billion for the quarter ended March 31, 2023, an increase of $0.3 billion compared to the previous quarter, while period end balances as at March 31, 2023 were $12.3 billion, a decrease of $0.6 billion compared to December 31, 2022, due to normal commercial activity.

Average Balance Sheet2

	For the three months ended
	March 31, 2023			December 31, 2022			March 31, 2022
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	2,943.9	27.1	3.74	2,538.4	18.0	2.81	3,809.2	1.0	0.11
Investment in securities	5,720.2	29.8	2.12	5,854.9	30.0	2.03	6,226.5	27.4	1.79
Available-for-sale	2,005.6	8.9	1.80	2,074.5	8.9	1.71	3,352.8	11.9	1.44
Held-to-maturity	3,714.6	20.9	2.28	3,780.3	21.1	2.21	2,873.6	15.6	2.20
Loans	5,040.7	77.5	6.23	5,039.8	73.5	5.79	5,144.3	54.1	4.26
Commercial	1,409.8	22.6	6.51	1,477.2	22.4	6.00	1,454.2	16.3	4.56
Consumer	3,630.9	54.9	6.13	3,562.6	51.2	5.70	3,690.1	37.7	4.14
Interest earning assets	13,704.7	134.5	3.98	13,433.0	121.5	3.59	15,180.0	82.5	2.20
Other assets	395.9			385.7			367.2
Total assets	14,100.7			13,818.7			15,547.1
Liabilities
Deposits	9,786.5	(34.7)	(1.44)	9,476.3	(24.5)	(1.02)	11,070.5	(4.3)	(0.16)
Securities sold under agreement to repurchase	0.4	—	(4.50)	2.2	—	(3.92)	—	—	—
Long-term debt	172.3	(2.4)	(5.65)	172.2	(2.4)	(5.53)	171.9	(2.4)	(5.66)
Interest bearing liabilities	9,959.2	(37.1)	(1.51)	9,650.7	(26.9)	(1.10)	11,242.4	(6.7)	(0.24)
Non-interest bearing current accounts	2,993.5			3,039.0			3,024.3
Other liabilities	241.1			254.2			323.3
Total liabilities	13,193.7			12,943.9			14,589.9
Shareholders’ equity	906.9			874.8			957.2
Total liabilities and shareholders’ equity	14,100.7			13,818.7			15,547.1
Non-interest bearing funds net of non-interest earning assets (free balance)	3,745.6			3,782.3			3,937.6
Net interest margin		97.4	2.88		94.6	2.79		75.9	2.03
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $104.1 billion and $30.0 billion, respectively, at March 31, 2023, while assets under management were $5.2 billion at March 31, 2023. This compares with $106.2 billion, $32.2 billion and $5.0 billion, respectively, at December 31, 2022.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2023	December 31, 2022	March 31, 2022
Net income	62.2	63.1	44.4
Non-core items
Non-core expenses
Tax compliance review costs	—	0.1	0.1
Settlement of client related tax inquiry	—	—	0.2
Total non-core expenses	—	0.1	0.3
Total non-core items	—	0.1	0.3
Core net income	62.2	63.2	44.7

Average common equity	902.5	791.2	912.8
Less: average goodwill and intangible assets	(74.2)	(73.4)	(84.7)
Average tangible common equity	828.3	717.8	828.1
Core earnings per share fully diluted	1.24	1.27	0.90
Return on common equity	28.0%	31.6%	19.7%
Core return on average tangible common equity	30.5%	34.9%	21.9%

Shareholders' equity	936.9	864.8	841.8
Less: goodwill and intangible assets	(74.1)	(74.4)	(82.9)
Tangible common equity	862.8	790.4	758.9
Basic participating shares outstanding (in millions)	49.8	49.7	49.6
Tangible book value per common share	17.32	15.92	15.30

Non-interest expenses	84.1	84.7	82.0
Less: non-core expenses	—	(0.1)	(0.3)
Less: amortization of intangibles	(1.4)	(1.4)	(1.5)
Core non-interest expenses before amortization of intangibles	82.7	83.1	80.1
Core revenue before other gains and losses and provision for credit losses	147.5	149.5	125.8
Core efficiency ratio	56.0%	55.6%	63.7%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, April 25, 2023 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com